Exhibit 12.1

SELECT INCOME REIT
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2015	2014 (1)	2013	2012	2011 (2)
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings of an investee	$75,419	$105,983	$92,662	$65,896	$68,943
Fixed charges	73,885	12,974	13,763	7,565	-
Adjusted earnings	$149,304	$118,957	$106,425	$73,461	$68,943

Fixed charges:
Interest expense (including net amortization of debt premiums and discounts and deferred financing fees)	$73,885	$12,974	$13,763	$7,565	$-

Ratio of Earnings to Fixed Charges (1)	2.0x	9.2x	7.7x	9.7x	-

(1)	Reclassifications have been made to the prior year financial statements to conform to the current year's presentation.

(2)	There is no ratio for the year ended December 31, 2011 because there were no fixed charges attributable to us during this year.